                                                                    EXHIBIT 6


                     [Letterhead of Goldman, Sachs & Co.]



PERSONAL AND CONFIDENTIAL
-------------------------

November 27, 1995


Board of Directors
CCH Incorporated
2700 Lake Cook Road
Riverwoods, IL 60015-3888


Gentlemen:

You have requested that we confirm our oral opinion as to the fairness to the holders of the outstanding shares of Class A Common Stock, par value $1.00 per share, and the outstanding shares of Class B Common Stock, par value $1.00 per share (together, the "Shares"), of CCH Incorporated (the "Company") of the $55.50 per Share in cash proposed to be paid by Wolters Kluwer N.V. ("Wolters Kluwer") in the Tender Offer and Merger (as defined below) pursuant to the Agreement and Plan of Merger dated as of November 27, 1995 among Wolters Kluwer, WK Acquisition Sub, Inc. ("WK Acquisition"), a wholly-owned subsidiary of Wolters Kluwer, and the Company (the "Agreement").

The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which WK Acquisition will pay $55.50 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, WK Acquisition will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares already owned by Wolters Kluwer or WK Acquisition) will be converted into the right to receive $55.50 in cash.

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement.

In connection with this opinion, we have reviewed, among other things, the Agreement and the Stock Option and Tender Agreements referred to therein; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1994; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the

CCH Incorporated
November 27, 1995
Page Two



Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the professional publishing industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we have not been furnished with any such evaluation or appraisal.

Based upon the foregoing and such other matters as we considered relevant, we confirm our oral opinion that as of the date hereof the $55.50 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair to such holders.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.

GOLDMAN, SACHS & CO.